Exhibit 99.1

Mogo files final base shelf prospectus

Vancouver, British Columbia, June 15, 2018 — Mogo Finance Technology Inc. (TSX:MOGO) (NASDAQ: MOGO) ("Mogo " or the "Company"), one of Canada’s leading financial technology companies, today announced it has obtained a receipt for a final short form base shelf prospectus (the "Prospectus") further to its filing of a preliminary short form base shelf prospectus, previously announced on April 16, 2018.  Both documents have been filed with the securities regulators in each province and territory of Canada, except Quebec, and a corresponding shelf registration statement on Form F-10 ("Registration Statement") has been filed with the United States Securities and Exchange Commission ("SEC") under the U.S.-Canada Multijurisdictional Disclosure System ("MJDS").

These filings have been made by the Company to maintain financial flexibility, but it has no immediate intentions to undertake an offering. These filings enable Mogo to make offerings of common shares and debt securities (collectively, the "Securities") of up to an aggregate initial offering price of C$50 million at any time during the 25-month period that the Prospectus remains effective (subject to MJDS eligibility).

The Registration Statement has been filed with the SEC, but is not yet effective. Securities may not be sold nor may offers to buy be accepted prior to the time the Registration Statement becomes effective. Copies of the Prospectus and the Registration Statement are available at www.sedar.com and www.sec.gov, respectively.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

If any securities are offered under the Prospectus and Registration Statement, the terms of any such securities and the intended use of the net proceeds resulting from such offering would be established at the time of any offering, and would be described in a prospectus supplement filed with the applicable Canadian securities commissions and with the SEC at the time of such an offering.

About Mogo

Mogo — a Vancouver -based financial technology company — is focused on building one of the "go-to" finance apps for millennials in Canada. Built mobile first, users can sign up for a free MogoAccount in only three minutes and get access to 6 products including free credit score monitoring, the MogoCrypto account which enables buying and selling of bitcoin, identity fraud protection, the Mogo Platinum Prepaid Visa® Card, mortgages, and personal loans. The platform is engineered to deliver multiple financial products at scale through one account and enable the rapid launch of new features and products. With more than 600,000 members and growing, Mogo continues to empower consumers with simple solutions to help them improve their financial health. To learn more, please visit mogo.ca or download the mobile app (iOS or Android).

Forward-Looking Statements

This news release may contain "forward-looking statements" within the meaning of applicable securities laws. Forward-looking statements include, but are not limited to, statements regarding the timing of any offering under the Prospectus and the Registration Statement. Forward-looking statements are necessarily based upon a number of estimates and assumptions